

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

David G. Thatcher
Senior Vice President – General Counsel
UDR, Inc.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129-1540

> **Re: UDR, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2022**
> **File No. 001-10524**

Dear David G. Thatcher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: David Lynn